FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2014
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA, S.A.B. de C.V Announces the Results of Early Tender Period and Increases Maximum Tender Amount

Mexico City, May 29, 2014 — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced today the early tender results of the previously announced cash tender offer (the "Tender Offer") made to purchase its outstanding U.S.$ 350.0 million aggregate principal amount of 8.375% Senior Notes due 2017 (the "Notes"). As of 5:00 pm, New York City time, on May 28, 2014 (the “Early Tender Deadline”), U.S.$ 209,865,000 in aggregate principal amount of the Notes, representing 59.96% of the total outstanding principal amount of the Notes, were validly tendered and not withdrawn.

Empresas ICA also announced that it has increased the aggregate principal amount of the Notes that it is offering to purchase in the Tender Offer from U.S.$ 150.0 million to U.S.$ 200.0 million (as increased, the "Maximum Tender Amount"). Because the aggregate amount of Notes tendered exceeds U.S.$ 200.0 million, the Notes accepted for purchase will be prorated as provided in Empresas ICA’s Offer to Purchase dated May 14, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”). Except for such increase, all other terms and conditions of the Tender Offer, as previously announced, remain unchanged. Because the Tender Offer was fully subscribed as of the Early Tender Deadline, holders who validly tender Notes after the Early Tender Deadline will not have any of their Notes accepted for purchase unless Empresas ICA increases the Maximum Tender Amount, which it is entitled to do in its sole discretion.

The Tender Offer is scheduled to expire at midnight, New York City time, on June 11, 2014, unless extended by Empresas ICA. Holders of the Notes who validly tendered their Notes at or prior to the Early Tender Deadline and did not validly withdraw such Notes, will be eligible to receive the Total Consideration (as defined below), which includes the Early Participation Payment (as defined below). In addition to the consideration, accrued and unpaid interest on the purchased Notes will be paid from the last interest payment date to, but not including, the settlement date for such purchased Notes. The settlement date for the Notes validly tendered at or prior to the Early Tender Date is currently expected to be June 2, 2014, or as soon as practicable thereafter.

The "Total Consideration" for each U.S.$1,000 principal amount of the Notes validly tendered at or prior to the Early Tender Deadline and accepted for purchase pursuant to the Tender Offer will be U.S.$1,067.50. The Total Consideration includes an early participation payment equal to U.S.$30.00 for each U.S.$1,000 principal amount of the Notes validly tendered at or prior to the Early Tender Deadline and accepted for purchase pursuant to the Tender Offer (the "Early Participation Payment"). Because the Early Tender Deadline has passed, Notes tendered before that date may not be validly withdrawn or revoked, other than as required by applicable law.

Empresas ICA’s obligation to accept for purchase and pay the consideration for validly tendered Notes is subject to proration and contingent upon the satisfaction or waiver of certain conditions including (i) the consummation of a concurrent offering of senior notes exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, on terms and conditions satisfactory to the Company, and (ii) other customary conditions, in each case as set forth in the Offer to Purchase.

Empresas ICA has engaged Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. to act as Dealer Managers for the Tender Offer and D.F. King & Co., Inc. to act as Tender Agent and Information Agent for the Tender Offer. Questions regarding the terms of the Tender Offer may be directed to Credit Suisse Securities (USA) LLC at (800) 820-1653 or (212) 538-2147 (collect) and Deutsche Bank Securities Inc. at (855) 287-1922 or (212) 250-7527 (collect). Questions regarding procedures for tendering Notes or requests for documentation may be directed to D.F. King & Co., Inc. at (800) 549-6650 (toll free) or (212) 269-5550 (banks and brokers).

This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Tender Offer was made solely pursuant to the Offer to Purchase and related documents.This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

For more information contact:
Mexico: Ana Paulina Rubio ana.rubio@ica.mx Elena García elena.garcia@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 x 3608

Gabriel de la Concha

Director Corporativo de Finanzas y Tesorería

gabriel.delaconcha@ica.mx

Victor Bravo

Vicepresidente de Finanzas y Administración

victor.bravo@ica.mx

U.S.:

ZemiCommunications, Daniel Wilson

(1212) 689 9560

dbmwilson@zemi.com

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.com.mx/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2014	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer